SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR 12(G) OF THE
SECURITIES EXCHANGE ACT OF 1934

DIAMONDCLUSTER INTERNATIONAL, INC.

(Exact name of registrant as specified in charter)

DELAWARE	36-4069408
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

875 N. Michigan Avenue, Suite 3000	60611
CHICAGO, ILLINOIS 60611	(Zip Code)
(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

Item 1 — Description of Registrant’s Securities to be Registered.

          On September 23, 2003, the Board of Directors of DiamondCluster International, Inc., a Delaware corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.001 per share. The dividend is payable on October 15, 2003 to the stockholders of record on that date. The terms of the Rights are set forth in a Rights Agreement adopted by the Board.

          The Rights. The Board authorized the issuance of a Right with respect to each outstanding share of common stock on October 15, 2003. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock the company issues after October 15, 2003, until the Distribution Date described below.

          Exercise Price. Each Right will allow its holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) for $32.50 once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

          Exercisability. The Rights will not be exercisable until

•	10 business days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

•	10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

          The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

          The Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

          Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $32.50, purchase that number of shares of our common stock having a market value of $65.00, based on the market price of the common stock prior to such acquisition.

•	Flip Over. If the company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $32.50, purchase shares of the acquiring corporation with a market value of $65.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

          Preferred Share Provisions.

          Each one one-thousandth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•	will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

•	will have the same voting power as one share of common stock.

•	if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

          The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

          Expiration. The Rights will expire on October 15, 2013.

          Redemption. The Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of the company’s common stock.

          Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the company’s outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

          Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

           Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the company’s outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the company’s Board may not amend the agreement in a way that adversely affects holders of the Rights.

          The following exhibits are filed as part of this registration statement:

Item 2 — Exhibits.

          4.*    Shareholder Rights Agreement, dated October 14, 2003, between DiamondCluster International, Inc. and Mellon Investor Services LLC, including Form of Designations of Series A Junior Participating Preferred Stock (Exhibit A), Form of Right Certificate (Exhibit B), and Summary of Terms (Exhibit C).

*	Filed herewith

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 15, 2003

DIAMONDCLUSTER INTERNATIONAL, INC.

By:	/s/ Nancy K. Bellis

Name: Nancy K. Bellis
Title: Vice President and General Counsel

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